SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of October, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-                              )

PRESS RELEASE	CONTACT:	Joseph Putaturo - Panamá Director-Investor Relations (507) 304-2677

COPA HOLDINGS ANNOUNCES 13.1% TRAFFIC GROWTH FOR SEPTEMBER 2007

PANAMA CITY, October 10, 2007 - Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Aero Republica operating subsidiaries, today released preliminary passenger traffic statistics for September 2007:

Copa Holdings (Consolidated)	September 2007	September 2006	Change (%)
ASM (mm) (1)	688.3	572.3	20.3%
RPM (mm) (2)	474.5	419.5	13.1%
Load Factor (3)	68.9%	73.3%	-4.4 p.p.
Copa Airlines
ASM (mm) (1)	561.7	450.0	24.8%
RPM (mm) (2)	407.4	341.0	19.5%
Load Factor (3)	72.5%	75.8%	-3.2 p.p.
Aero Republica
ASM (mm) (1)	126.6	122.3	3.5%
RPM (mm) (2)	67.1	78.5	-14.5%
Load Factor (3)	53.0%	64.2%	-11.2 p.p.

1.	Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.	Revenue passenger miles - represents the numbers of miles flown by revenue passengers.
3.	Load factor - represents the percentage of aircraft seating capacity that is actually utilized.

For the month of September 2007, Copa Holdings’ system-wide passenger traffic (RPM) increased 13.1%, while capacity (ASM) increased 20.3%. System load factor for September 2007 was 68.9%, a 4.4 percentage point decrease when compared to September 2006.

Copa Airlines passenger traffic (RPM) for September 2007 increased 19.5% while capacity (ASM) increased 24.8%. This resulted in a load factor of 72.5%, a 3.2 percentage point decrease when compared to September 2006.

Aero Republica passenger traffic (RPM) for September 2007 decreased 14.5%, while capacity (ASM) increased 3.5%. Aero Republica’s load factor for the month was 53.0%, an 11.2 percentage point decrease when compared to September 2006.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 126 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 10/10/2007	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO